Mail Stop 6010

August 30, 2007

Mr. Eric Bello
Chief Financial Officer
Quipp, Inc.
4800 NW 157th Street
Miami, FL 33014

> **Re:** **Quipp, Inc.**
> **Form 10-K for the Year Ended December 31, 2006**
> **File No. 000-14870**

Dear Mr. Bello:

We have reviewed your filings and your response letter dated July 12, 2007 and we have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Notes to Consolidated Financial Statements, page 27

Note 6. Acquisitions, page 34

1.   We note your response to prior comment 5. Based on the disclosure in the filing, it appears that the valuation of goodwill and other intangible assets in conjunction with your Newstec, Inc. acquisition is based in part on the work of the independent appraisal consultant. As such, if you elect to continue to refer to the expert in any capacity, revise future filings to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Exhibit 31.1 and 31.2

2.   We note your response to prior comment 7. We continue to request that you revise your certifications in future filings to provide the certifications in the exact form prescribed by Item 601(b)(31) of Regulation S-K.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

                You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                                Sincerely,

                                                Kevin L. Vaughn
                                                Branch Chief